

Mail Stop 4561

June 19, 2017

Herman Yu
Chief Financial Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: Weibo Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-36397**

Dear Mr. Yu:

We have reviewed your June 5, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2017 letter.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Revenues, page 86

1.   You state in response to prior comment 1 you stated that "if the industry forms a consensus on how to allocate revenues among presentation formats and other market players have started disclosing the same information, the Company will consider disclosing such information." Considering that you have already quantified revenues from video advertising in an earnings call, to the extent this new revenue stream

Herman Yu
Weibo Corporation
June 19, 2017
Page 2

represents a material driver of your revenue growth similar disclosure should be provided in Form 20-F. Refer to Item 5.A.1 of Form 20-F. Please advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page F-32

2.   In response to prior comment 2 you provided proposed disclosure which indicates, in part, that "in 2016, $38.9 million of the net operating loss carryforwards expired." However, in Form 20-F for the fiscal year ended December 31, 2015, you disclosed that "as of December 31, 2015, the net operating loss carry forwards will expire, if unused, in the year ending December 31, 2019 through December 31, 2020." Please reconcile these disclosures for us and clarify the range that you will disclose in future filings. In this regard, tell us if there are additional net operating loss carry forwards remaining from the carve-out from SINA that will expire prior to December 31, 2020 and if so, expand the date range accordingly.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services

cc: Via E-mail
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP